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                             December 15, 2023

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed December 4,
2023
                                                            File No. 333-273748

       Dear Jiande Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Cover Page

   1. Please revise your cover page to prominently disclose the title and amount of securities offered. Refer to Item
501(b)(2) or Regulation S-K.
       Following the business combination, what will be the Combined Company's liquidity position?, page vii

   2. We note your disclosure in the answer to this FAQ is expressed in the amount of dollars you will have on your
balance sheet. Please balance this disclosure, and the similar disclosure elsewhere,
with the related amount of working capital (or deficit) you will have under the various
scenarios.
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany15,
December  NameRedwoods
              2023         Acquisition Corp.
December
Page 2    15, 2023 Page 2
FirstName LastName
Interests of Certain Persons in the Business Combination, page 11

3. We note your revised disclosure on page 150 that your CFO, Edward Cong Wang, will serve as a director of the Combined Company. Please revise this section and related sections to specify this potential conflict of interest.
Background of Redwoods' and ANEW's Financial Advisors, page 75

4. We note your disclosure on page 76 that Del Mar Global Advisors Limited presented itself to you as a financial advisor on August 3, 2023 and that you executed a Consultant
         Agreement with Del Mar on November 29, 2023. Please specify whether Del Mar is serving as a financial advisor and whether this role differs from the role articulated in the Consultant Agreement.
Redwoods' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity, Capital Resources and Going Concern, page 122

5. We note your discussion of working capital deficit here and in Note 1 to your unaudited condensed consolidated financial statements on page F-10 that is not the result of current assets less current liabilities. Please revise your presentation and disclosures to clearly identify, label, and discuss this non-GAAP measure in full compliance with Item 10(e) of
         Regulation S-K, or tell us why such disclosure is not required. Information about ANEW, page 127

6. We note from your revised disclosure in response to prior comment 3 that ANEW will no longer be focused on developing an in vitro diagnostic for Klotho isoforms. Please revise to clarify how ANEW intends to develop a gene therapy candidate, and select participants for clinical trials, if a diagnostic is not simultaneously developed. If ANEW will be relying on a third-party diagnostic, please make that clear and include appropriate risk factor disclosure. Also, please disclose if not pursuing the diagnostic would give
         Universitat Aut noma de Barcelona (UAB) a basis to terminate the agreement between
         UAB and ANEW and include appropriate risk factor disclosure. We also note the disclosure under "Liquidity and Capital Resources" on page 171 that ANEW continues to expect to deploy $1.25 million of capital for an in vitro diagnostic of Klotho isoforms. Please revise that disclosure as appropriate.
Unaudited Pro Forma Condensed Combined Financial Information, page 156

7. Please address the following regarding your response to prior comment four:
             We note your revisions on pages 164 and 165. You disclose on page 158 that there is no minimum cash condition for completing the offering. You also disclose on page
             ix that the receipt of PIPE financing is not a closing condition for completing the merger. However, you disclose on pages 4 and 65 that "Five million dollars
 Jiande Chen
Redwoods Acquisition Corp.
December 15, 2023
Page 3
           ($5,000,000) is the minimum required cash commitment to complete the merger." Please revise your disclosures to reconcile this apparent inconsistency.
             To the extent additional financing is required for completion of the merger, revise the introductory narrative to your pro formas to identify the nature of the financing alternatives you are actively considering.
             Disclose the extent to which you believe it is probable that the merger will close if, in the absence of additional PIPE financing, under the 50% scenario or maximum redemption scenario, redemptions will result in less than the minimum required cash of $5 million.
Note 3 - Transaction Accounting Adjustments cc - Merger and acquisitions and other fees, page 168

8. We note your explanation that your pro forma adjustment (cc), in the amount of $3,985,000 is for merger and acquisitions fees, proxy solicitor fees, market maker fees, legal fees, PIPE financings fees, PCAOB auditor fees and other fees. This amount, added to the $4,312,500 deferred underwriting fee payable amounts to $8,297,500, and represents fees due at closing. We also note that the fees payable at closing decreased from $11,697,500 disclosed in your previous amendment; please tell us the reason for the decrease, provide a breakdown of the items excluded, and adjust your disclosures as necessary to clarify.
General

9. Please provide us with the 2022 M&A Engagement Letter between Redwoods and
      Chardan described on page 70.
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameJiande Chen
                                                             Division of
Corporation Finance
Comapany NameRedwoods Acquisition Corp.
                                                             Office of Life
Sciences
December 15, 2023 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName